EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	March 25, 2015

Seabridge Gold Reports Large New Resource at KSM’s Iron Cap Lower Zone

Estimated 164 million tonne inferred resource averages 0.59 g/T gold and 0.27% copper
2014 drilling adds total inferred resources of 5.4 million oz gold and 4.2 billion lbs copper

Toronto, Canada… Seabridge Gold announced today the completion of its first resource estimate for the Iron Cap Lower Zone at its 100% owned KSM Project in northwestern British Columbia. The Iron Cap Lower Zone is, after Deep Kerr, the second core zone identified at KSM. The grade of the Iron Cap Lower Zone’s estimated 164 million tonne inferred resource averages 0.59 g/T gold and 0.27% copper (3.1 million ounces of gold and 961 million pounds of copper), a significantly higher grade than the Iron Cap resource which lies above the Lower Zone.

Core zones are the deeper focused parts of porphyry deposits characterized by higher fluid flux and abundant veining which generally results in higher grades than the shallower margins of the porphyry deposits usually associated with them. Since 2012, Seabridge has been successfully exploring for core zones beneath the known porphyry deposits at KSM with the objective of enhancing grades and improving project economics.

Last year’s drill program added a total of 431 million tonnes of inferred resources at Deep Kerr and the Iron Cap Lower Zone, collectively containing an estimated 5.4 million ounces of gold and 4.2 billion pounds of copper. During 2014, Seabridge’s outstanding shares increased by only 1.36 million common shares, thereby once again fulfilling Seabridge’s guiding principle of increasing resource ounces of gold per share. In just two years, the Company’s core zone program has added a total of 945 million tonnes of inferred resources at an average grade of 0.38 g/T gold and 0.49% copper (an estimated 11.3 million ounces of gold and 10.3 billion pounds of copper). Given its history of successfully raising inferred resources at KSM to higher categories, the Company is confident that the observable continuity of these new core zone discoveries will support upgrading resources with additional drilling.

 Seabridge Chairman and CEO Rudi Fronk noted that “this first resource estimate at the Iron Cap Lower Zone is further confirmation that, until recently, we have only been seeing the tops of KSM’s deposits, with better grades below. Fortunately, the location, size and configuration of these deeper core zones appear to support extraction by the most cost effective underground mining methods. This is especially true of the Iron Cap Lower Zone which is located close to key proposed infrastructure including planned tunnels which could be used to facilitate mining. Given these factors, along with the significantly higher metal values, we are very confident that our core zone program has the potential to achieve its objective of improving project economics.”

Mr. Fronk also pointed out that exploration of the Iron Cap Lower Zone is still in its infancy. “We think this deposit is likely to get much bigger and with potentially higher grades as well. We will test this hypothesis in this year’s drilling using the funds from this month’s financing. Perhaps more importantly, we are learning how and where to find better material and we now think that our greatest opportunity may lie under the very large Mitchel deposit. That is now a key target for the 2015 drill season.” Seabridge announced it had arranged a $14.2 million bought deal flow-through equity financing on March 10, 2015.

Resource estimates for The Iron Cap Lower Zone were confined to a geological model that was constructed around three distinct intrusions. The dimensions of these intrusions are about 350 meters by 750 meters and open at depth. It seems that the margins of these intrusions tend to control the distribution of higher gold and copper grades and may have provided metal to the surrounding wall rock, much of which is present in the Iron Cap resource estimate. The distinguishing characteristic of Lower Iron Cap is a zone of intensive silica alteration that seems to be spatially and temporally associated with clay dominant and sericite dominant alteration types. Magnetite, biotite and orthoclase are commonly present in deeper quartz-sulfide veins, a relationship that implies vertical zonation and significant depth potential for the Iron Cap Lower Zone.

The geologic and grade models were setup with a block size of 15m x 15m x 15m. The primary constraints that were used to estimate block grades were various grade envelopes that were constructed by Seabridge's geologic staff. These independently constructed gold, copper, silver, and molybdenum grade shells were based on intrusive and structural contacts along with metal grades. A total of 20,952 meters of core drilling in 21 holes was completed during campaigns in 2013 and 2014 and provided coverage over the dimensions of the zone. As part of this drill testing program, intersections in the established reserve were tested against that model with predictable results.

Block grades were estimated at the Iron Cap Lower Zone by Resource Modeling Inc. (“RMI”) using inverse distance weighting methods with 15 meter-long capped drill hole composites. Grade models were validated visually and by comparisons with nearest neighbor models. RMI reviewed the quality assurance/quality control protocols and results from Seabridge drilling and has concluded that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources. In conjunction with the 21 Lower Iron Cap drill holes, historical drill hole results from the Iron Cap porphyry deposit were used to refine estimated block grades for the upper segment of the resource.

Lower Iron Cap was handled as a block cave (bulk underground) mining target, separate from the existing block cave reserve at Iron Cap. Seabridge worked with Golder Associates, a leading industry expert in underground mining, in both the original concept and this new resource. Golder produced several block cave optimizations on the block model prepared by RMI to establish conceptual draw point elevations at various NSR draw point shut-offs. A $20 NSR shutoff case generated a conceptual cave footprint that was extruded upward 500 meters. Resources were tabulated for this hypothetical block cave shape using various NSR cut-off grades, which is a common industry practice for this type of a deposit. A NSR cutoff value of $20 was used to tabulate resources as summarized in the table below. Evaluation of the economic potential of Lower Iron Cap was based on metal prices of $3.30 per pound of copper, $1250.00 per ounce of gold, $23.00 per ounce of silver, $14.40 per pound of molybdenum and estimated metal recoveries from metallurgical test work. These metal prices are generally in line with, or lower than, the metal prices used by major mining companies for their current resource disclosure for similar types of projects.

To insure that the Lower Iron Cap resource does not overlap with the Iron Cap deposit reserves and resources which lie above and to the east of it, the previously reported Iron Cap resource blocks were segregated from this  new inferred resource. The existing Iron Cap deposit was isolated from the new resource by constructing a three-dimensional solid within which resource and reserve blocks were uniquely identified and excluded from the Lower Iron Cap resource estimate. This treatment is identical to that used on the Deep Kerr inferred resource.

Lower Iron Cap Undiluted Inferred Mineral Resources
NSR cutoff value ($/tonne)	Tonnes (000)	Copper Grade (%)	Copper (millions of lbs)	Gold Grade (g/T)	Gold (000 of ounces)	Silver Grade (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (000 of lbs)

8.0	240,421	0.24	1,265	0.49	3,767	3.3	25,740	13	7,048
12.0	231,590	0.24	1,244	0.50	3,709	3.4	25,465	14	6,942
16.0	206,310	0.25	1,149	0.53	3,521	3.7	24,476	14	6,366
20.0	163,813	0.27	961	0.59	3,124	4.2	22,120	15	5,307
24.0	120.053	0.28	744	0.69	2,647	4.6	17,562	15	3,890
28.0	89,185	0.29	574	0.79	2,256	4.6	13,161	13	2,496
32.0	68,031	0.30	449	0.89	1,938	4.4	9,624	11	1,574

The table above reports undiluted inferred mineral resources above various NSR cut-off grades that are contained within a conceptual block cave shape. Further engineering work will optimize the cave height to enhance overall project economics and reduce dilution. Infill drilling within the currently recognized inferred resource will be required to allow for detailed block cave optimization and a more accurate assessment of dilution. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.

A potential significance of Lower Iron Cap lies in its proximity to the proposed Mitchell-Treaty Twin Tunnel alignment. Resources potentially could be readily accessed early in the mine schedule providing improved grades to the current production schedule.

This resource potential of the Lower Iron Cap is in addition to the recently expanded Deep Kerr resource estimate that increased the size of that zone by 52%. Details of that resource are provided below and at http://seabridgegold.net/News/Article/516/

Deep Kerr Undiluted Inferred Mineral Resources
NSR cutoff value ($/tonne)	Tonnes (000)	Copper Grade (%)	Copper (millions of lbs)	Gold Grade (g/T)	Gold (000 of ounces)	Silver Grade (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (000 of lbs)

8.0	1,137,388	0.43	10,737	0.27	10,361	1.7	62,768	24	60,716
12.0	1,034,295	0.46	10,457	0.29	9,805	1.8	58,370	25	57,942
16.0	914,082	0.50	9,994	0.31	9,069	1.8	52,902	27	53,628
20.0	781,740	0.54	9,324	0.33	8,179	1.9	46,866	27	47,137
24.0	639,586	0.60	8,416	0.35	7,170	1.9	39,932	28	38,861
28.0	520,334	0.66	7,517	0.37	6,224	2.0	33,524	28	31,702
32.0	429,052	0.71	6,728	0.39	5,389	2.0	28,057	28	26,365
36.0	354,245	0.77	5,980	0.41	4,679	2.1	23,711	28	21,7531

Resource estimates included here were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly-regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol has been employed in all Seabridge drilling campaigns including the 2014 program. This program includes blank and reference standards, and in addition all copper assays that exceeded 0.25% Cu were re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples were assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources at the core zone deposits; (ii) the objective of the exploration program to increase grade and improve Project economics and whether that objective could have been achieved; (iii) whether the observable continuity of these new core zone discoveries will support upgrading resources with additional drilling; (iv) the location, size and configuration of the core zone deposits at KSM supporting the most cost-effective underground mining methods; (v) the planned tunnels being able to be used to facilitate mining; (v) amenability of the Iron Cap Lower Zone of the Deep Kerr zone to block cave mining; (vi) the deposit being likely to get much bigger and with potentially higher grades as well; (vii) the greatest opportunity at KSM may lie under the very large Mitchel deposit; (viii) the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) being reasonable and the drill samples being reproducible and suitable for estimating mineral resources; (ix) resources being potentially readily accessed early in the mine schedule and provide improved grades to the current production schedule. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "potential", "appears", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment and the geotechnical characteristics of the resource material; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2014 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net